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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                         ----------------

                          SCHEDULE 14D-1

                         AMENDMENT NO. 3

        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
              OF THE SECURITIES EXCHANGE ACT OF 1934
                     ------------------------

                   SUMMIT PETROLEUM CORPORATION
                    (Name of Subject Company)

                      MRI ACQUISITION CORP.
                     MIDLAND RESOURCES, INC.
                        DEAS H. WARLEY III
                         ---------------
                            (BIDDERS)

                   COMMON STOCK, $.01 PAR VALUE
                  -------------------------------
                  (TITLE OF CLASS OF SECURITIES)

                              866228 307
                  ------------------------------
                  (CUSIP NUMBER OF COMMON STOCK)

                  DEAS H. WARLEY III, PRESIDENT
                      MRI ACQUISITION CORP.
             16701 GREENSPOINT PARK DRIVE, SUITE 200
                       HOUSTON, TEXAS 77060
                           713-873-4828

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
     RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               COPY:
                        WAYNE M. WHITAKER
              MICHENER, LARIMORE, SWINDLE, WHITAKER,
            FLOWERS, SAWYER, REYNOLDS & CHALK, L.L.P.
                      301 COMMERCE STREET
                   3500 CITY CENTER TOWER II
                    FORT WORTH, TEXAS 76102
                          817-878-0530
                    ------------------------



Total number of pages  5

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1) Names of Reporting Persons S.S. or I.R.S. Identification Nos.
   of Above Persons.
     MRI Acquisition Corp.

2) Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)  X
     (b)

3)  SEC Use Only.

4)  Source of Funds (See Instructions).
     BK
     AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)  Citizenship or Place of Organization.
     Incorporated as a Texas corporation

7)  Aggregate Amount Beneficially Owned by Each Reporting Person.
     1,956,552

8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions).

9)  Percent of Class Represented by Amount on Row (7).
     81.5%

10) Type of Reporting Person (See Instructions).
     CO

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1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos.
    of Above Persons.
     Midland Resources Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)  X
     (b)

3)  SEC Use Only.

4)  Source of Funds (See Instructions).
     BK
     AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)  Citizenship or Place of Organization.
     Incorporated as a Texas corporation

7)  Aggregate Amount Beneficially Owned by Each Reporting Person.
     1,956,552

8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions).

9)  Percent of Class Represented by Amount on Row (7).
     81.5%

10) Type of Reporting Person (See Instructions).
     CO

                                       3

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1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
   Above Persons.
     Deas H. Warley III

2) Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)
     (b)  X

3)  SEC Use Only.

4)  Source of Funds (See Instructions).
     OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)  Citizenship or Place of Organization.
     United States

7)  Aggregate Amount Beneficially Owned by Each Reporting Person.
     -0-

8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions).
     X

9)  Percent of Class Represented by Amount on Row (7).
     0%

10) Type of Reporting Person (See Instructions).
     IN

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     This  filing is the final Amendment to Schedule 14D-1.  The  tender offer by MRI Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Midland Resources, Inc., a Texas corporation, to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Summit Petroleum Corporation, a Colorado corporation, at a purchase price of $0.70 per Share, terminated without extension on September 18, 1996. As a result of the tender offer Purchase acquired 1,956,552 Shares and all options to acquire Shares were canceled. All of the officers and directors of the Company tendered pursuant to the terms of the offer all Shares they owned directly and beneficially.

     This final Amendment is also intended to satisfy the reporting requirement of Purchaser under Section 13(d).

SIGNATURE. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MRI ACQUISITION CORP.

September 30, 1996                      Deas H. Warley III, President
------------------------                ----------------------------------
Date                                    Signature, Name and Title

                                        MIDLAND RESOURCES, INC.

September 30, 1996                      Deas H. Warley III, President
------------------------                ----------------------------------
Date                                    Signature, Name and Title

September 30, 1996                      Deas H. Warley III
------------------------                ----------------------------------
Date                                    DEAS H. WARLEY III


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